UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12998

TDC A/S

(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark

Tel.: +45 80 80 80 80

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, DKK 5 par value per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☑
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

TDC A/S (“TDC”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on April 11, 1994, when its registration statement on Form F-1 (Commission File No. 001-12998) was declared effective by the Commission.

B.

Not applicable.  TDC is filing pursuant to Rule 12h-6(i).  TDC filed its Form 15 on November 13, 2006.

Item 2. Recent United States Market Activity

TDC’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on March 18, 1994 on registration statement Form F-1 (Commission File No. 033-76682).  On June 28, 2006 TDC filed a Form F-6 terminating the registration of all remaining unsold securities that had been registered on Form F-1.

Item 3. Foreign Listing and Primary Trading Market

A.

The primary trading market for TDC’s ordinary shares is Denmark. The principal trading market for TDC’s ordinary shares in Denmark is the Copenhagen Stock Exchange (“CSE”).

B.

TDC’s ordinary shares were listed on the CSE on March 1, 1991. TDC has maintained the CSE listing of its ordinary shares since then, including at the time of filing this Form 15F and during the preceding 12 months.

C

The average daily trading volume (“ADTV”) of TDC’s ordinary shares on the CSE for the recent 12-month period beginning June 23, 2006 and ending June 22, 2007 represented approximately 98.6% of its worldwide ADTV.

Item 4. Comparative Trading Volume Data

A.

The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 23, 2006 and June 22, 2007 (the “Recent Period”).

B.

During the Recent Period, the ADTV of TDC’s ordinary shares (including ordinary shares represented by ADSs) in the United States was 92 shares.  The ADTV of TDC’s ordinary shares during the Recent Period on a worldwide basis was 10,156 shares.

C.

For the Recent Period, the ADTV of TDC’s shares in the United States was 0.9% of the ADTV of TDC’s shares on a worldwide basis.

D.

The delisting of TDC’s ordinary shares (including ordinary shares represented by ADSs) from the New York Stock Exchange (“NYSE”) took effect on April 19, 2006. The rest of the information required by Item 4D is not applicable.  TDC is filing pursuant to Rule 12h-6(i).  TDC filed its Form 15 on November 13, 2006.

E.

The sponsored American Depositary Receipt facility for the subject securities was terminated on September 26, 2006.  For the 12-month period from September 27, 2005 to September 26, 2006, the ADTV of TDC’s shares in the United States was 1.0% of the ADTV of TDC’s shares on a worldwide basis.

F.

The sources of the trading volume information used for these calculations were Bloomberg data screens for ticker symbol “TDC” and New York Stock Exchange data for ticker symbol “TLD”.  On-market trading data for “TLD” was unavailable from Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

A.

TDC filed a Form 15 on November 13, 2006 terminating the registration of TDC’s Ordinary Shares, par value 5DKK, pursuant to Rule 12g-4 and suspending TDC’s reporting obligations under section 15(d) of the Exchange Act pursuant to Rule 12h-3.

B.

For Primary Trading Market information, see Item 3.  For Comparative Trading Volume Data, see Item 4.

C.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

TDC will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.tdc.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, TDC A/S has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, TDC A/S certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TDC A/S
(Registrant)

/s/ Flemming Jacobsen
Date: August 17, 2007	Name: Flemming Jacobsen
Title: Senior Vice President, Group Treasury